Dimensional

September 27, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Kathy Churco

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Kathy Churco:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 165/166 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA Short-Duration Inflation Protected Securities Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  On the front cover of the prospectus, please include the ticker symbol for the Portfolio.

Response.  The requested revision has been made.

2.           Comment.  In the “Investment Objective” section of the prospectus, please delete the phrase “from the universe of eligible investments.”

Response.  The requested revision has been made.

3.           Comment.  Please confirm that the same Fee Waiver and Expense Assumption Agreement will be applicable to any additional classes of the Portfolio.

Response.  The Portfolio is currently registering only Institutional Class shares.  In the future, if additional share classes are registered for the Portfolio, they will be reflected in the then current Fee Waiver and Expense Assumption Agreement.  The expense limitation amount may differ for certain share classes to the extent necessary to account for different class specific expenses.

U.S. Securities and Exchange Commission
September 27, 2013

4.           Comment.  In the “Example” in the “Fees and Expenses of the Portfolio” section of the prospectus, please confirm that the “3 Years” expense example only includes a fee waiver and expense assumption for the period the current Fee Waiver and Expense Assumption Agreement remains in effect.

Response.  The fee waiver and expense assumption is reflected only in the “1 Year” expense example because it is currently in effect only until February 28, 2015.

5.           Comment.  If the Portfolio intends to utilize total return swaps, please confirm that the Portfolio will segregate assets in accordance with prior SEC guidance.

Response.  The Registrant confirms that to the extent total return swaps are utilized, asset segregation will be carried out in accordance with the Registrant’s Asset Segregation Policy and SEC guidance.

6.           Comment.  Please provide an example of duration in the prospectus.

Response.  The requested revision has been made.

7.           Comment.  In the “Principal Investment Strategies” section of the prospectus, please include an 80% policy due to the Portfolio’s name including the phrase “Inflation Protected Securities.”

Response.  The Portfolio’s name has been changed to the “DFA Short-Duration Real Return Portfolio.”  As a result, an 80% policy was not included in the “Principal Investment Strategies” section of the prospectus.

8.           Comment.  Please confirm that when the Portfolio sells a credit default swap it will segregate assets to cover the full notional amount of the swap.

Response.  Information regarding how the Portfolio will segregate assets when entering into credit default swaps is provided on page 4 of the statement of additional information (“SAI”).  Specifically, the disclosure states:

…with respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

U.S. Securities and Exchange Commission
September 27, 2013

9.           Comment.  The SEC staff remains concerned that the banking concentration policy creates too much flexibility with respect to when the Portfolio will or will not concentrate.  Please provide cites to the Registrant’s previous responses to the SEC staff regarding the banking concentration policy.

Response.  As stated in previous responses,1 the Registrant believes that the banking concentration policy described in the Amendment is consistent with The First Australia Fund, Inc., SEC No-Action Letter (pub. Avail. July, 29, 1999), in which the SEC staff confirmed its position that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on a policy providing specific criteria defining when the fund will concentrate in an industry.  The Portfolio has adopted the policy described in the comment above because each of the Underlying Funds in which the Portfolio invests has such a fundamental policy.

10.           Comment.  The description of the banking concentration policy is confusing.  When the conditions for the banking concentration policy do not apply, please confirm whether the Advisor will sell “banking industry securities” to reduce the percentage of its total assets that are invested in such securities below 25%.

Response.  When the conditions for the banking concentration policy do not apply, the Portfolio or Underlying Fund may remain concentrated in the banking industry until the purchase of new investments in the normal course of executing the investment strategy results in less than 25% of the total assets of the Portfolio or Underlying Fund consisting of banking industry securities.

11.           Comment.  In the “Principal Risks” section of the prospectus, please revise the “Income Risk” disclosure to state that proceeds from securities which mature could be invested in securities with lower interest rates.

Response.  The requested revision has been made.

12.           Comment.  Please confirm that the Portfolio and Underlying Funds will not be investing in emerging markets.  If the Portfolio or Underlying Funds will be investing in emerging markets, please disclose this fact with appropriate risk disclosure.

Response.  The Portfolio and Underlying Funds do not intend to invest in issuers in emerging markets at this time.

13.           Comment.  Please confirm whether the Portfolio’s investments in foreign securities will be based on foreign inflation rates.  If the investments will be based on foreign inflation rates, please provide related disclosure.

1 See DFA Investment Dimensions Group Inc., SEC Comment Response Letter (July 25, 2011); DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc., SEC Comment Response Letter (February 22, 2010).

U.S. Securities and Exchange Commission
September 27, 2013

Response.  Some of the securities in the Underlying Funds may be denominated in currencies other than the U.S. Dollar.  The yield of these securities will be partially driven by the market’s inflation expectations in the local country.  However, the decision to invest in foreign securities will be based on the Advisor’s assessment of risk premiums, rather than on any forecast by the Advisor on foreign inflation.

14.           Comment.  Please add a description discussing the duplication of fees related to the Portfolio’s investments in the Underlying Funds.

Response.  In the “Principal Risks” section of the prospectus, the “Fund of Funds Risk” states that: “When the Portfolio invests in Underlying Funds, investors are exposed to a proportionate share of the expenses of those Underlying Funds in addition to the expenses of the Portfolio.”  Further, the Portfolio has a Fee Waiver and Expense Assumption Agreement that includes a waiver of the Portfolio’s management fee to offset the proportional share of the management fees paid by the Portfolio through its investment in the Underlying Funds.

15.           Comment.  For each portfolio manager, please include the month and year he began his service as a portfolio manager of the Portfolio.

Response.  The month and year that the Portfolio will commence operations has not yet been determined.  As a result, the month and year each portfolio manager will begin his service for the Portfolio cannot be provided.

16.           Comment.  In the “Purchase and Redemption of Fund Shares” section of the prospectus, please define the term “business day.”

Response.  The requested revision has been made.

17.           Comment.  Please include the minimum initial and subsequent investment requirements for the Portfolio in the “Purchase and Redemption of Fund Shares” section of the prospectus.  If there are no minimum initial and subsequent investment requirements, please include a statement to that effect.

Response.  There are no minimum initial or subsequent investment requirements for the Portfolio and the Registrant does not believe that additional disclosure would be appropriate.1

18.           Comment.  In the summary section of the prospectus, please include the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation.

Response.  The Portfolio omits the information required by Item 8 of Form N-1A in its prospectus because neither the Portfolio nor its related companies pay financial

2 See Item 6(a) of Form N-1A:
                  Purchase of Fund Shares. Disclose the Fund’s minimum initial or subsequent investment requirements.

U.S. Securities and Exchange Commission
September 27, 2013

intermediaries for the sale of fund shares or related services with respect to the Institutional Class shares of the Portfolio.

19.           Comment.  Following the summary section of the prospectus, please disclose the principal risks of investing in the Portfolio as required by Item 9(c) of Form N-1A.

Response.  The Portfolio discloses all of its principal risks in the summary section of the prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

20.           Comment.  In the “Additional Information on Investment Objectives and Policies” section, please include a statement indicating that the investment objective may not be changed without shareholder approval.

Response.  The Portfolio’s investment objective may not be changed without shareholder approval; however, pursuant to Item 9(a) of Form N-1A, the Registrant does not believe that additional disclosure would be appropriate.3

21.           Comment.  If the Portfolio or Underlying Funds expect to have high portfolio turnover rates, please include the appropriate disclosure and related risks pursuant to Item 9(b)(1)-Instruction 7 of Form N-1A.

Response.  The Portfolio and Underlying Funds do not expect to have high portfolio turnover rates.

22.           Comment.  If the Portfolio has any arrangements with any person that permit frequent purchases and redemptions of the Portfolio’s shares, please disclose such arrangement(s) pursuant to Item 11(e)(5) of Form N-1A.

Response.  The Portfolio does not have any arrangements with any person that permit frequent purchases and redemptions of the Portfolio’s shares.

23.           Comment.  In the “Valuation of Shares—Net Asset Value” section of the prospectus, please explain the reference to the “Five-Year Global Portfolio.”

Response.  The reference to the “Five-Year Global Portfolio” has been removed.

24.           Comment.  In regard to the “Exchange of Shares” section of the prospectus, please confirm that the Registrant does not currently intend to impose an administrative fee on exchanges in order to cover the costs incurred in processing an exchange.

3 See Item 9(a) of Form N-1A:

Investment Objectives. State the Fund’s investment objectives and, if applicable, state that those objectives may be changed without shareholder approval. (emphasis added)

U.S. Securities and Exchange Commission
September 27, 2013

Response.  The Registrant does not currently intend to impose an administrative fee on exchanges in order to cover the costs incurred in processing an exchange.

25.           Comment.  In the “Redemption of Shares—Redemption Procedure” section of the prospectus, please provide the closing time of the NYSE in Eastern Standard Time.

Response.  The requested revision has been made.

26.           Comment.  On the front cover of the SAI, please include the ticker symbol for the Portfolio.

Response.  The requested revision has been made.

27.           Comment.  In the “Foreign Currency Transactions” section of the SAI, please explain the reference to hedging the U.S. dollar exposure of the Portfolio’s investments into British pound sterling.

Response.  The reference to hedging the U.S. dollar exposure of the Portfolio’s investments into British pound sterling has been removed.

28.           Comment.  Please provide an explanation for the additional compensation received by Roger G. Ibbotson as compared to the compensation of the remaining directors.

Response.  Roger G. Ibbotson receives additional compensation for his service as Chairman of the Audit Committee.

29.           Comment.  In the “Purchase of Shares” section of the SAI, please provide more detail regarding the “reimbursement fees” that may be charged by the Portfolio.  In addition, please state that notice will be provided prior to the imposition of such fees.

Response.  The reference to “reimbursement fees” has been removed.

30.           Comment.  Pursuant to Item 23(d) of Form N-1A, if the Registrant has received an order of exemption from Section 18(f) or has filed a notice of election under Rule 18f-1 that has not been withdrawn, describe the nature, extent, and effect of the exemptive relief or notice.

Response.  The requested revision has been made.

31.           Comment.  Please include a statement that the Portfolio has not yet commenced operations in the “Performance Data” section of the SAI.

Response.  The requested revision has been made.

* * * * * *

U.S. Securities and Exchange Commission
September 27, 2013

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O, Esq.
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.